

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 16, 2021

Marco Del Lago
Chief Financial Officer
Stevanato Group S.p.A.
Via Molinella 17
35017 Piombino Dese – Padua
Italy

> **Re:** **Stevanato Group S.p.A.**
> **Form F-1**
> **Exhibit Nos. 10.1, 10.2, 10.3, 10.4, and 10.6**
> **Filed June 21, 2021**
> **File No. 333-257204**

Dear Mr. Del Lago:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance